

August 1, 2011

<u>Via email</u>
Allen Goodman
Chief Financial Officer
RICI Linked – PAM Advisors Fund, LLC
c/o Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

> **Re:** **RICI Linked – PAM Advisors Fund, LLC**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-53647**

Dear Mr. Goodman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 9A. Controls and Procedures, page 19

1.   Please revise your filing to include a statement that the principal executive officer and the principal financial officer certifications are applicable to the Company and each Series. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Exhibit 13.01

Statements of Operations, page 5

2.   Please tell us how you complied with ASC 946-225, or tell us how you determined it is appropriate to net 'Brokerage commissions' with your 'Realized and unrealized gains (losses) on investments.'

Form 10-Q for the quarterly period ended March 31, 2011

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from the introductory section of paragraph 4 and you have removed the phrase "the end of" from paragraph 4(c). Please revise your certifications in future filings to comply with the Exchange Act Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief